press release

ArcelorMittal announces the issuance of €750 million Notes under its €3 billion EMTN Programme

Luxembourg, 25 March 2014 – ArcelorMittal ("ArcelorMittal" or "the Issuer") announces the issuance of € 750 million 3.00 per cent. Notes due 25 March 2019.

The closing of the issuance has been completed today. The Notes have been issued under the €3 billion wholesale Euro Medium Term Notes Programme of the Issuer.

The proceeds of the issuance will be used for general corporate purposes.